Warner Chilcott Public Limited Company

1 Grand Canal Square, Docklands

Dublin 2, Ireland

October 1, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Chilcott plc
Request to Withdraw Registration Statement on Form S-3 filed November 8, 2012
(File No. 333-184828)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Warner Chilcott Public Limited Company (the “Company”) respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3/ASR (File No. 333-184828), as initially filed with the Commission on November 8, 2012, together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof.

The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel R. Scott Shean of Latham & Watkins LLP at (714) 755-8152.

Sincerely,

Warner Chilcott plc

By:	/s/ David A. Buchen
Name:	David A. Buchen
Title:	Director and Chief Legal Officer – Global
and Secretary